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                             June 14, 2024

       Michael Kelley
       Chief Executive Officer
       Park View OZ REIT, Inc
       One Beacon Street, 32nd Floor
       Boston, MA 02108

                                                        Re: Park View OZ REIT,
Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed May 20, 2024
                                                            File No. 024-12437

       Dear Michael Kelley:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A filed May 20, 2024

       Estimated Use of Proceeds, page 51

   1. Please disclose your intended use of proceeds assuming the sale of 25%, 50%, 75% and
                                                        100% of the offering.
       Description of Business and Properties, page 51

   2. Please describe the material terms of your two purchase agreements for the acquisition of the properties and file
these agreements as exhibits. See Item 17.6 of Form 1-A.
   3. We note on page F-4 that the company received $7,973 in rental income for the year ended 2023. Please
describe the material terms of your rent agreements.
 Michael Kelley
FirstName
Park View LastNameMichael Kelley
           OZ REIT, Inc
Comapany
June       NamePark View OZ REIT, Inc
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName

Executive Officers and Directors, page 61

4. Please provide the business experience during the past five years of each executive officer, including his or her principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 10(c) of Form
1-A.
Management Compensation, page 63

5. For each form of compensation, please disclose the dollar amount paid for the year ended
         2023.
Principal Stockholders, page 64

6. Please include the address for your greater than 10% beneficial owners. See Item 12(b) of
         Form 1-A.
Plan of Operation, page 71

7. Under NAV Per Share Adjustments, please revise to reflect that you will file a post-
         qualification amendment when you update your pricing from $100 per share. See Rule
         252(f)(2)(ii) of Regulation A.
Signatures, page 123

8. Please reflect that the offering circular has also been signed by the principal accounting officer and a majority of the board. See Instructions to Signatures in Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Michael Kelley
Park View OZ REIT, Inc
June 14, 2024
Page 3

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Kelley
                                                         Division of
Corporation Finance
Comapany NamePark View OZ REIT, Inc
                                                         Office of Real Estate
& Construction
June 14, 2024 Page 3
cc:       Victoria (Tory) Bantz
FirstName LastName